Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(dollars in millions)	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense[1]	$1,100	$1,034	$893	$673	$751
Interest capitalized	25	22	19	20	17
One-third of rents[2]	155	152	152	151	148
Total fixed charges	$1,280	$1,208	$1,064	$844	$916
Earnings:
Income from continuing operations before income taxes	$8,887	$8,312	$6,911	$7,350	$6,248
Fixed charges per above	1,280	1,208	1,064	844	916
Less: capitalized interest	(25)	(22)	(19)	(20)	(17)
	1,255	1,186	1,045	824	899
Amortization of interest capitalized	14	11	13	17	17
Total earnings	$10,156	$9,509	$7,969	$8,191	$7,164
Ratio of earnings to fixed charges	7.93	7.87	7.49	9.70	7.82

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $180 million, $51 million, $40 million, $23 million and $27 million for the years 2014, 2013, 2012, 2011 and 2010, respectively. The ratio of earnings to fixed charges would have been 9.23, 8.22, 7.78, 9.98 and 8.06 for the years 2014, 2013, 2012, 2011 and 2010, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.